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November 22, 2001

           TD BANK ANNOUNCES COMPLETION OF SUBSEQUENT OFFERING PERIOD
                   FOR TD WATERHOUSE GROUP, INC. TENDER OFFER

Toronto/New York - The Toronto-Dominion Bank, TD Bank, (NYSE/TSE: TD) today announced the completion of the subsequent offering period relating to its cash tender offer for the publicly-held shares of common stock of TD Waterhouse Group, Inc. (NYSE/TSE: TWE) at a price of US$9.50 per share. The extension allowed the processing of tenders that had not been completed by the original closing date of 12:00 midnight EST on November 14, 2001.

         The subsequent offering period expired at 12:00 midnight EST, on November 21, 2001. Based on preliminary information from the depositary for the offer, TD Waterhouse Group stockholders had tendered and not withdrawn 7,868,324 shares of TD Waterhouse Group common stock (including guaranteed deliveries) during the subsequent offering period. Combined with shares tendered during the initial offering period, a total of 28,980,772 shares of TD Waterhouse Group common stock were tendered pursuant to the offer. This brings TD Bank's and its subsidiaries' combined common stock ownership in TD Waterhouse Group to approximately 97% of the outstanding shares.

         As previously announced, TD Bank will acquire the remaining shares of TD Waterhouse Group common stock through a short-form merger in which all remaining TD Waterhouse Group stockholders who did not tender their shares in the tender offer will receive the same US$9.50 per share in cash paid in the tender offer. Stockholders will receive relevant information in the mail on how to receive payment for their shares. No vote or consent of TD Waterhouse Group stockholders is required for this merger, which is expected to occur before the end of the month.

ABOUT TD BANK FINANCIAL GROUP

TD Bank (www.td.com), a Canadian chartered bank, was, as of July 31, 2001, the second largest Canadian bank in terms of market capitalization. TD Bank and its subsidiaries are collectively known as TD Bank Financial Group, which offers a full range of financial services and products to approximately 13 million customers in Canada and around the world. TD is organized into four main businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a force in investment banking in Canada, the U.S. and abroad; TD Waterhouse Group, the world's second largest broker to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Waterhouse Holdings is a holding company that owns, in addition to TD Waterhouse Group common stock, all of the stock of TD Waterhouse Bank, and other financial services businesses.

For further information, please contact:    Dianne Salt
                                            TD Bank Financial Group
                                            (416) 308-6807